Exhibit 99.2

                 12th October, 2022

Shri Upendra Kumar Sinha

Chairman appointed by the Hon’ble National Company Law Tribunal for Meeting of Equity Shareholders of

Vedanta Limited,

1st floor, C Wing, Unit 103, Corporate Avenue Atul Projects,

Chakala, Andheri (East),

Mumbai 400 093

Maharashtra

Dear Sir,

Sub: Combined Scrutinizer’s Report on votes cast at the meeting of the Equity Shareholders of Vedanta Ltd convened and held on 11th October 2022 in accordance with the directions of the Hon’ble National Company Law Tribunal, Mumbai Bench pursuant to its Order dated 26th August 2022

I, Upendra Shukla, Practising Company Secretary, am appointed as the Scrutinizer in accordance with the directions issued by the Hon’ble National Company Law Tribunal, Mumbai Bench (“Hon’ble Tribunal”) pursuant to its Order dated 26th August 2022 passed by the Hon’ble Tribunal (“Tribunal Order”) in connection with the Scheme of Arrangement between the Company and its shareholders (“Scheme”) and provisions of Section 230 (4) and Section 108 of the Companies Act, 2013 (“Act”) and rules made thereunder and Secretarial Standard-2 issued by the Institute of the Company Secretaries of India and in accordance with the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, for the purpose of scrutinizing the votes cast through remote e-voting (“Remote e-Voting”) and e-voting at the meeting (“e-voting at the Meeting”) by the Equity Shareholders of the Company in respect of the resolution proposed to be passed at the meeting of the Equity Shareholders, held on Tuesday, 11th October 2022 at 3.00 p.m. (IST), through VC/ OAVM (“Meeting”).

As provided in Tribunal Order and in compliance with the applicable provisions of the Act, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Circulars Nos. 14/2020, 17/2020, 22/2020, 33/2020, 39/2020, 10/2021, 20/2021 and 03/2022 dated 8th April, 2020, 13th April, 2020, 15th June, 2020, 28th September,2020, 31st December, 2020, 23rd June, 2021, 8th December, 2021 and 05th May, 2022 respectively issued by the Ministry of Corporate Affairs (MCA Circulars), and Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated 12th May, 2020 read with Circular No. SEBI/HO/CFD/CMD2/CIR/P/2022/62 dated 13th May, 2022 issued by Securities Exchange Board of India, the notice dated 9th September, 2022 along with statement under Section 230 read with Section 102 and other applicable provisions of the Act and Rule 6 of Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and accompanying documents as confirmed by the Company, was sent to those Equity Shareholders of the Company (“Notice”), whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date i.e. 2nd September, 2022, through electronic mode, whose e-mail address are available with the Company/Depository Participant/ Registrar and Transfer Agent (“RTA”), as the case may be.

...2/-

The Company had appointed National Securities Depository Limited (“NSDL”) as Service Provider, who provided the facilities for casting votes through Remote e-Voting and e-voting at the Meeting.

The management of the Company is responsible to ensure compliance with the requirements of the Act and rules made thereunder and the Tribunal Order relating to voting through remote e-voting and e-voting at the Meeting on the resolution (as per Annexure-1 to this report) stated in the said Notice.

My responsibility as Scrutinizer for the voting process is restricted to ensure that the voting process is conducted in a fair and transparent manner and submit a Scrutinizer’s Report on the votes cast “in favour” or “against” the resolution stated in the notice, based on the reports generated from the electronic voting system provided by the NSDL.

Now, I report as under:

1.	(a) Number of notice e-mailed on 9th September, 2022 : 1067103

(b) Number of e-mails bounced/undelivered as per NSDL : 39016

2.	The remote e-Voting period commenced from Thursday, 6th October, 2022 at 9.00 a.m. (IST) and ended on Monday, 10th October, 2022 at 5.00 p.m. (IST).

3.	Equity Shareholders of the Company as on the ‘cut-off’ date i.e. 4th October, 2022 were entitled to vote on the resolution as set-out in the Notice.

4.

Voting rights of an equity shareholder/ beneficial owner (in case of electronic shareholding) shall be in proportion to his/ her/ its shareholding in the paid-up equity share capital of the Company as on the ‘cut-off date’ i.e. 4th October 2022.

5.

On completion of e-voting process, I unblocked the results of the remote e-Voting and e-voting at the Meeting, on the NSDL e-voting system/ platform and after downloading the said results, counted the votes.

6.	All the 6597 Remote e-voting and 32 e-voting responses are valid.

7.	Based on the reports generated from the e-voting system provided by the NSDL, the combined voting result of votes cast through the remote e-Voting and e-voting at the Meeting is as under:

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	6235	3244493581	99.9705	362	958971	0.0295	0	0
E-voting at Meeting	28	83478	0.000	4	32604	0.000	0	0
Combined	6263	3244577059	99.9694	366	991575	0.0306	0	0

...3/-

Conclusion –

Since the majority of Equity Shareholders, representing more than three-fourth in value of the equity shares of the Company held, have voted for the resolution, the proposed resolution as per Annexure-1 may be declared as passed.

The electronic data and all other relevant records relating to the remote e-Voting and e-voting at the Meeting are under my safe custody and the same will be handed over to the Company for preserving safely after the Chairman considers, approves and signs the minutes of the Meeting.

Thanking you,

Yours faithfully,

UDIN:
(U.C. SHUKLA)
Peer Review Certificate No.: 1882/2022	COMPANY SECETARY
FCS: 2727/CP: 1654
Encl: as above.

UPENDRA SHUKLA

Annexure – 1

1	Resolution for Approval of the Scheme of Arrangement between Vedanta Limited and its Shareholders

RESOLVED THAT pursuant to the provisions of Section 230 and other applicable provisions of the Companies Act, 2013, the rules, circulars and notifications made thereunder (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time and the provisions of the Memorandum and Articles of Association of the Company and subject to the approval of Hon’ble jurisdictional National Company Law Tribunal (“NCLT”) and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be deemed appropriate by the Company, at any time and for any reason whatsoever, or which may otherwise be considered necessary, desirable or as may be prescribed or imposed by the NCLT or by any regulatory or other authorities, while granting such approvals, permissions and sanctions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to mean and include one or more Committee(s) constituted/to be constituted by the Board or any other person authorised by it to exercise its powers including the powers conferred by this Resolution), the arrangement embodied in the Scheme of Arrangement between Vedanta Limited and its shareholders (“Scheme”), be and is hereby approved.

RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this Resolution and effectively implement the arrangement embodied in the Scheme and to make any modifications or amendments to the Scheme at any time and for any reason whatsoever, and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the NCLT while sanctioning the arrangement embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any questions or doubts or difficulties that may arise including passing of such accounting entries and /or making such adjustments in the books of accounts as considered necessary in giving effect to the Scheme, as the Board may deem fit and proper.